

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Tracey T. Travis
Chief Financial Officer
The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

> **Re: The Estée Lauder Companies Inc.**
> **Annual Report on Form 10-K for the year ended June 30, 2023**
> **File No. 001-14064**

Dear Tracey T. Travis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services